UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



04033881

_____

FORM 11-K

_____



RECD S.E.C.

JUN 2 5 2004

1006

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to

Commission file number 001-16129

A. Full title of the plan and the address of the plan,

Fluor Corporation Salaried Employees' Savings Investment Plan
One Enterprise Drive
Aliso Viejo, California 92656
Attention: Plan Administrative Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
One Enterprise Drive
Aliso Viejo, California 92656

REQUIRED INFORMATION

ITEM 1   Not Applicable.

ITEM 2   Not Applicable.

ITEM 3   Not Applicable.

ITEM 4   Financial Statements and Exhibits

        (a)   Financial Statements

        Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedule, in lieu of the requirements of Items 1 to 3 above.

        (b)   Exhibits:

        23.1   Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004

Fluor Corporation Salaried Employees' Savings Investment Plan

By: _____
Joseph Deacon
Secretary, Plan Administrative Committee

Audited Financial Statements
and Supplemental Schedule

Fluor Corporation Salaried Employees'
Savings Investment Plan

*Years ended December 31, 2003 and 2002
with Report of Independent Registered Public
Accounting Firm*

Fluor Corporation Salaried Employees' Savings Investment Plan

Index to Audited Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Fluor Corporation Salaried Employees'
  Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Fluor Corporation Salaried Employees' Savings Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Irvine, California
June 21, 2004

Fluor Corporation Salaried Employees' Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2003	2002
	(In thousands)	
Assets		
Investments, at fair value:		
Investments in Master Trust		
Accounts	**$ 816,663**	$648,352
Fluor Corporation common stock	**75,137**	86,250
Massey Energy Company common		
stock	**—**	16,552
Index funds	**41,113**	30,661
Mutual Fund Window	**67,442**	41,387
Short Term Investment Fund	**6,987**	6,204
Loans to participants	**25,913**	27,389
Total investments	**1,033,255**	856,795
Receivables:		
Interest and dividends receivable	**333**	581
Contributions receivable	**102**	—
Total receivables	**435**	581
Total assets	**1,033,690**	857,376
Liabilities		
Asset transfers to other plans	**5**	54
Accrued expenses	**2**	154
Total liabilities	**7**	208
Net assets available for benefits	**$1,033,683**	$857,168

See accompanying notes.

Fluor Corporation Salaried Employees' Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,	
	2003	2002
	(In thousands)	
Additions (deductions) in net assets:		
Contributions:		
Participants	**$ 52,135**	$ 58,341
Fluor Corporation	**22,222**	24,325
Rollover	**3,168**	1,907
Total contributions	**77,525**	84,573
Net investment income (loss):		
Share in net investment income (loss) of Master Trust Accounts	**114,614**	(83,765)
Interest and dividends	**3,816**	4,964
Net appreciation (depreciation) of:		
Fluor Corporation common stock	**28,488**	(21,581)
Massey Energy Company common stock	**5,185**	(20,141)
Index funds	**7,388**	(4,595)
Mutual Fund Window	**10,817**	(5,602)
Net investment income (loss)	**170,308**	(130,720)
Benefits, terminations and withdrawals	**(80,579)**	(59,853)
Administrative expenses	**(1,915)**	(2,320)
Asset transfers from (to) other plans	**11,176**	(2,346)
Increase (decrease) in net assets available for benefits	**176,515**	(110,666)
Net assets available for benefits:		
Beginning of year	**857,168**	967,834
End of year	**$1,033,683**	$857,168

See accompanying notes.

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

Fluor Corporation Salaried Employees' Savings Investment Plan (the Plan) is a contributory defined contribution plan sponsored by Fluor Corporation (Fluor or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions, Eligibility and Vesting

Salaried employees of Fluor and certain of its subsidiaries are immediately eligible to participate in the Plan, which consists of two Parts, A and B. The Part A portion of the Plan is the after-tax contributions authorized by the participant. Effective January 1, 1994, no additional contributions are allowed to be made under Part A. The Part B portion of the Plan refers to the pre-tax contribution authorized by the participant.

Part A includes those provisions of the Plan in effect prior to March 1, 1985 and those in effect subsequent to that date allowing eligible participants to contribute, to a trust created under the Plan (the Trust), amounts which are includable in their gross income for federal income tax purposes. Part B incorporates provisions allowing participants to agree that the Company will contribute to the Trust an amount equal to the amount by which the participants have elected to reduce their basic monthly compensation for federal income tax purposes, as defined in the Plan.

Participants in Part B may elect to contribute an amount ranging from 1% of their compensation, as defined, to a maximum percentage determined annually by the Company's Board of Directors. For the years ended December 31, 2003 and 2002, the maximum percentage was 20%; however, the maximum monthly contribution percentage may be decreased for highly compensated employees.

Participants may change their contribution percentages by participant direction; such contribution percentage changes shall become effective as of the first payroll period following receipt of the change request by the recordkeeper.

The Company matches employee contributions at a rate determined annually by the Company's Board of Directors. Employees must complete one year of continuous service, as defined, in order to become eligible for the Company match. There is no guaranteed minimum for matching contributions. The Company's matching contributions

1. Description of the Plan (continued)

Contributions, Eligibility and Vesting (continued)

are invested in the same Funds as the employee contributions and may be subsequently transferred to other Funds. For the years ended December 31, 2003 and 2002, the Company matched employee contributions up to a maximum of 4% of each participant's compensation.

Participants are fully vested at all times in all contributions and earnings thereon.

Income Tax Status

The Internal Revenue Service has issued a determination letter dated July 11, 2003, stating that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and that the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

Investments

The Plan's investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). Through October 31, 2003, the Plan's investments were governed by a trust agreement with Bankers Trust Company of California, N.A., a subsidiary of Deutsche Bank (the Trustee). Effective November 1, 2003, the Plan's investments were governed by a trust agreement with The Northern Trust Company (the Trustee). The Plan's commingled investments are held by the Trustee in the following different accounts (Master Trust Accounts):

- Intermediate Term Bond Account – Invested primarily in obligations issued or guaranteed by the federal government or a state, local or foreign government, commingled pension investment funds, domestic and foreign corporate bonds and debentures, corporate equity securities, and commingled short-term investment funds.

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investments (continued)

- U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Short Term Bond Account – Invested primarily in corporate and government obligations, commingled pension investment funds, guaranteed investment contracts issued by insurance companies, and commingled short-term investment funds.

- Alternative Investments Account – Invested primarily in limited partnerships investing in private placements, commingled pension investment funds, mortgage notes receivable, investment properties, and commingled short-term investment funds.

- Non-U.S. Equity Account – Invested primarily in corporate equity securities of foreign corporations, commingled pension investment funds, foreign currency exchange contracts, and commingled short-term investment funds.

- Small Cap U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Money Market Account – Invested primarily in commingled short-term investment funds.

All of the Plan's investments, except for participant loans, are commingled with the investments of other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates. These commingled investments are held in trust by the Trustee and consist of an allocated portion of the following: Master Trust Accounts; Fluor common stock; Massey Energy Company (Massey Energy) common stock (eliminated June 30, 2003); index funds including Lehman Aggregate Index, S&P 500 Index, EAFE Index (eliminated June 30, 2003), and Russell 2000 Index (eliminated June 30, 2003); the Mutual Fund Window, which is a system mechanism to access various selected mutual funds; and the Trustee's Short Term Investment Fund, which is an interest-bearing cash clearing account for all investment and Plan related transactions.

1. Description of the Plan (continued)

Investments (continued)

Participants designate their contributions for investment in one or more of the following investment funds maintained by the Plan: Intermediate Term Bond Fund; U.S. Equity Fund; Short Term Bond Fund; Non-U.S. Equity Fund; Small Cap U.S. Equity Fund; Money Market Fund; Balanced Fund Moderate; Balanced Fund Growth; Balanced Fund Conservative; Fluor Common Stock Fund; Lehman Aggregate Index Fund; S&P 500 Index Fund; EAFE Index Fund (eliminated June 30, 2003); Russell 2000 Index Fund (eliminated June 30, 2003); and the Mutual Fund Window.

The Intermediate Term Bond Fund participates in the Intermediate Term Bond Account. The U.S. Equity Fund participates in the U.S. Equity Account. The Short Term Bond Fund participates in the Short Term Bond Account. The Non-U.S. Equity Fund participates in the Non-U.S. Equity Account. The Small Cap U.S. Equity Fund participates in the Small Cap U.S. Equity Account. The Money Market Fund participates in the Money Market Account. The Balanced Fund Moderate participates in all of the Master Trust Accounts except for the Money Market Account. The Balanced Fund Growth participates in all of the Master Trust Accounts except for the Short Term Bond Account and the Money Market Account. The Balanced Fund Conservative participates in all of the Master Trust Accounts except for the Alternative Investments Account. The Fluor Common Stock Fund invests in Fluor common stock. The Massey Energy Common Stock Fund (eliminated June 30, 2003) invested in Massey Energy common stock. The Lehman Aggregate Index Fund invested in Deutsche Bank's Lehman Aggregate Index Fund until January 31, 2003 and invests in The Northern Trust Company's Lehman Aggregate Index Fund effective January 31, 2003. The S&P 500 Index Fund invested in Deutsche Bank's S&P 500 Index Fund until January 31, 2003 and invests in The Northern Trust Company's S&P 500 Index Fund effective January 31, 2003. The EAFE Index Fund (eliminated June 30, 2003) invested in Deutsche Bank's EAFE Index Fund. The Russell 2000 Index Fund (eliminated June 30, 2003) invested in Deutsche Bank's Russell 2000 Index Fund. The Mutual Fund Window invests in various selected mutual funds.

An individual account is maintained for each participant in each designated Fund. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each Fund. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment Fund to any other investment Fund on a daily basis.

1. Description of the Plan (continued)

Distributions and Withdrawals

No current income tax liability accrues to Plan participants in connection with the Company's contribution to the Plan (either amounts contributed on behalf of participants under Part B or the Company's matching contribution), or from interest, dividends and capital gains realized by the Plan. Amounts distributed to the participants (exclusive of their Part A participant contributions to the Plan) are taxable in accordance with Internal Revenue Code rules governing distributions.

Participants who terminate employment with the Company prior to reaching normal or early retirement age, as defined, or upon reaching age 59-1/2 , may withdraw all or part of their entitlement up to their account balances at any time. Distributions are made in lump-sum and participants in the Fluor Common Stock Fund or the Massey Energy Common Stock Fund may request Fluor or Massey Energy common shares, respectively, valued at current market value in lieu of or in combination with cash. Upon retirement, death or total and permanent disability, the entire balance in the participant's account is distributable in the same manner as other terminations or in the form of a deferred payout over a period not to exceed ten years, or as an annuity. Plan participants whose interest in the Plan is in excess of $5,000, and who terminate employment with the Company, may leave the balance in their account invested in the Plan until age 70-1/2.

The Plan allows participants to borrow up to one-half of their account balance, not to exceed $50,000. Such loans bear interest at the prime rate and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans.

Other Provisions

Participants may contribute funds into the Plan that were received from a previous employer's qualified retirement plan (rollover contribution).

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value as follows:

> Investments in marketable securities, including Fluor and Massey Energy common stock, are valued at the last reported sale price on the last business day of the plan year. Securities not traded on the last business day are valued at the last reported bid price. Guaranteed investment contracts are valued at fair value using current discount rates. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds.

> Investments in limited partnerships are stated at estimated market values as determined in good faith by the general partner. Investments in real estate are valued based upon independent appraisals. Investments in mortgage notes and certain interest-bearing securities are carried at estimated values determined by the Trustee based on current market interest rates or discounted estimated cash flows. Because of the inherent uncertainty of valuation in the absence of readily ascertainable market values, estimated market values of investments in limited partnerships, investments in real estate and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed.

> Participant loans and short-term investments are valued at cost which approximates fair value. The Trustee's Short Term Investment Fund may be converted to cash upon demand. Such funds earn interest income.

Net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Contributions

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, plan participants and accrues the related employer matching contribution, if any. Contributions are funded following the payroll pay date.

Earnings Allocation

Net investment income (loss) of each Fund is allocated daily to the individual participants' accounts with all funds being unitized. Earnings are allocated at the unit level.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made. There are no amounts included in net assets available for benefits that are allocated to accounts of terminated participants who have withdrawn from the earnings and operations of the Plan as of December 31, 2003. Amounts included as of December 31, 2002 aggregated $308,000. These amounts account for the difference in net assets available for benefits and benefits paid between the financial statements and the Form 5500.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fluor Corporation Salaried Employees' Savings Investment Plan

Notes to Financial Statements (continued)

3. Administration of the Plan

The Plan is managed by an Administrative Committee and an Investment Committee appointed by the Company's Board of Directors. The Administrative Committee interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts' portfolio diversification and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee's guidelines.

The Plan is exposed to credit loss on directly and indirectly owned investments and such credit loss is limited to the carrying value of the investments. The Plan's concentrations of credit risk are dictated by the Plan's provisions as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 2003.

The Plan's investments in Master Trust Accounts, including any derivative instruments and embedded derivatives, are recorded at their fair values with changes in fair value reported in the statement of changes in net assets available for benefits in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133).

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Administrative Committee, the Investment Committee or their designees.

A Fluor subsidiary charged the Plan for certain administrative expenses aggregating $459,000 and $712,000 for the years ended December 31, 2003 and 2002, respectively.

Notes to Financial Statements (continued)

4. Master Trust Accounts

Assets

The fair value of the commingled investments held in the Master Trust Accounts at December 31, 2003 and 2002 are summarized as follows:

(In thousands)	2003	2002
Intermediate Term Bond Account		
Government securities	$205,672	$174,113
Bonds and notes	141,127	174,014
Securities lending collateral - cash	86,452	20,493
Commingled short-term investment funds	32,736	39,737
Commingled pension investment funds	30,966	55,568
Foreign currency and cash	5,306	445
Investment income receivable, net	2,254	3,035
Corporate equity securities	2,084	450
Due to brokers for securities purchased, net	(39,288)	(73,887)
Obligation to return collateral	(86,452)	(20,493)
	$380,857	$373,475
U.S. Equity Account		
Corporate equity securities	$486,721	$459,504
Commingled pension investment funds	216,021	49,858
Securities lending collateral - cash	14,805	14,984
Commingled short-term investment funds	7,011	11,215
Investment income receivable, net	404	538
Government securities	—	99
Due to brokers for securities purchased, net	(749)	(1,308)
Obligation to return collateral	(14,805)	(14,984)
	$709,408	$519,906

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2003	2002
Short Term Bond Account		
Government securities	$107,508	$131,126
Securities lending collateral - cash	87,846	114,994
Bonds and notes	39,540	62,139
Commingled pension investment funds	11,584	10,215
Commingled short-term investment funds	5,805	8,139
Guaranteed investment contracts	4,595	6,765
Investment income receivable, net	1,100	1,878
Due to brokers for securities purchased, net	(82)	(4,297)
Obligation to return collateral	(87,846)	(114,994)
	$170,050	$215,965
Alternative Investments Account		
Interests in limited partnerships	$ 42,310	$ 38,096
Commingled short-term investment funds	1,251	638
Commingled pension investment funds	841	5,720
Cash	18	19
Investment income receivable, net	1	1
Mortgage notes secured by real estate	—	89
Due (to) from brokers for securities sold, net	(12)	97
	$ 44,409	$ 44,660
Non-U.S. Equity Account		
Commingled pension investment funds	$134,041	$ 71,158
Corporate equity securities	59,579	81,848
Securities lending collateral - cash	6,740	17,789
Commingled short-term investment funds	2,135	1,525
Foreign currency and cash	194	79
Investment income receivable	89	190
Foreign currency exchange contracts	2	(1)
Due to brokers for securities purchased, net	(413)	(411)
Obligation to return collateral	(6,740)	(17,789)
	$195,627	$154,388

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2003	2002
Small Cap U.S. Equity Account		
Corporate equity securities	**$105,244**	$ 55,412
Commingled pension investment funds	**102,129**	54,047
Securities lending collateral - cash	**17,182**	15,001
Commingled short-term investment funds	**1,521**	2,385
Due from (to) brokers for securities sold, net	**149**	256
Investment income receivable	**29**	24
Bonds and notes	**—**	3
Obligation to return collateral	**(17,182)**	(15,001)
	$209,072	$112,127
Money Market Account		
Commingled short-term investment funds	**$260,663**	$254,804
Interest receivable	**213**	296
Due to brokers for securities purchased, net	**(3)**	(5)
	$260,873	$255,095

4. Master Trust Accounts (continued)

Assets (continued)

As a result of having investments denominated in foreign currencies, the Intermediate Term Bond Account and Non-U.S. Equity Account are subject to the effect of foreign exchange rate fluctuations. These accounts may purchase foreign currency forward contracts with maturities of less than six months to manage their exposure from market fluctuations impacting the various currencies in which investments are denominated. These contracts represent commitments to either purchase or sell a variety of foreign currencies, at specified prices and various dates. Open positions are generally closed prior to settlement, limiting cash requirements to the change in value of the underlying currencies. Foreign currency forward contracts are valued at the difference in the U.S. dollar value of such contracts translated at the original contract rate versus the forward rate on the last business day of the plan year, with changes in fair market values reflected directly in net investment income. The Intermediate Term Bond and Non-U.S. Equity Accounts are subject to credit loss in the event of nonperformance by counterparties (generally AA rated international banks) to the foreign currency forward contracts. The Investment Committee does not anticipate nonperformance by any of these counterparties. The following is a summary of the aggregate notional amounts and fair values of open foreign currency purchase and sale positions held at December 31, 2003 and 2002 (in thousands of U.S. dollars):

	Notional Amount	Fair value
Non-U.S. Equity Account		
2003		
Contracts to sell foreign currencies	**$ 66**	$ —
Contracts to purchase foreign currencies	**411**	2
2002		
Contracts to sell foreign currencies	$ 134	$ (1)
Contracts to purchase foreign currencies	359	—

4. Master Trust Accounts (continued)

Assets (continued)

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2003 aggregated $73,000 and $111,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2003, the average notional amounts of foreign currency purchase and sale forward contracts were $5,874,000 and $5,854,000, and $431,000 and $431,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively.

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2002 aggregated $211,000 and $24,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2002, the average notional amounts of foreign currency purchase and sale forward contracts were $2,362,000 and $2,411,000, and $1,077,000 and $1,085,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively.

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor and Massey Energy common stock, investment properties, mortgage notes, real estate funds and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are committed to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro-rata basis. No such deficiencies were allocated to the Master Trust during the years ended December 31, 2003 and 2002. At December 31, 2003 and 2002, the fair value of securities loaned by the Master Trust approximated $213,025,000 and $178,957,000, respectively. The fair value of cash collateral held by the Master Trust approximated $206,845,000 and $183,262,000, respectively, and the fair value of non-cash collateral held by the Master Trust approximated $11,594,000 and $1,655,000, respectively, at December 31, 2003. Net fees aggregating $435,000 and $562,000 were earned under the lending agreement during the years ended December 31, 2003 and 2002, respectively.

4. Master Trust Accounts (continued)

Assets (continued)

At December 31, 2003 and 2002, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2003	2002
Intermediate Term Bond Account	**28.49%**	25.59%
U.S. Equity Account	**47.26**	46.66
Short Term Bond Account	**54.73**	51.57
Alternative Investments Account	**15.19**	12.06
Non-U.S. Equity Account	**30.82**	23.01
Small Cap U.S. Equity Account	**37.41**	26.65
Money Market Account	**51.61**	50.24

4. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the years ended December 31, 2003 and 2002 is summarized as follows:

(In thousands)	2003	2002
Intermediate Term Bond Account		
Interest	$ 15,008	$ 15,535
Net appreciation including foreign currency translation and transaction gains and losses	12,239	12,284
Other income	111	129
Dividends	100	474
Investment management and administrative expenses	(575)	(1,763)
Net investment income	$ 26,883	$ 26,659
U.S. Equity Account		
Net appreciation (depreciation)	$146,262	$(169,226)
Dividends	7,054	7,511
Interest	94	277
Other income	71	81
Investment management and administrative expenses	(2,764)	(2,967)
Net investment income (loss)	$150,717	$(164,324)
Short Term Bond Account		
Interest	$ 7,908	$ 9,528
Other income	153	202
Investment management and administrative expenses	(357)	(456)
Net (depreciation) appreciation	(2,881)	4,019
Net investment income	$ 4,823	$ 13,293
Alternative Investments Account		
Other income	$ 1,674	$ —
Interest	12	44
Real estate and limited partnerships	—	1,057
Investment management and administrative expenses	(78)	(203)
Net depreciation	(438)	(8,157)
Net investment income (loss)	$ 1,170	$ (7,259)

4. Master Trust Accounts (continued)

Income (continued)

(In thousands)	2003	2002
Non-U.S. Equity Account		
Net appreciation (depreciation) including foreign currency translation and transaction gains and losses	$46,098	$(24,114)
Dividends	1,695	2,103
Other income	24	100
Interest	14	63
Investment management and administrative expenses	(1,419)	(1,501)
Net investment income (loss)	$46,412	$(23,349)
Small Cap U.S. Equity Account		
Net appreciation (depreciation)	$57,192	$(33,043)
Dividends	454	453
Interest	30	52
Other income	24	51
Investment management and administrative expenses	(643)	(697)
Net investment income (loss)	$57,057	$(33,184)
Money Market Account		
Interest	$ 3,025	$ 4,169
Investment management and administrative expenses	(36)	(26)
Net investment income	$ 2,989	$ 4,143

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Intermediate Term Bond Account	**26.76%**	26.39%
U.S. Equity Account	**47.50**	50.00
Short Term Bond Account	**50.81**	50.59
Alternative Investments Account	**16.24**	12.61
Non-U.S. Equity Account	**28.08**	24.52
Small Cap U.S. Equity Account	**32.04**	30.96
Money Market Account	**51.22**	47.60

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the years ended December 31, 2003 and 2002 are as follows (including realized gains and losses on investments that were both bought and sold during the respective years):

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account
			(In thousands)			
2003						
Investments at fair value as determined by quoted market price:						
Government securities	$ (592)	$ —	$(2,131)	$ —	$ —	$ —
Corporate equity securities	31	99,585	—	—	22,362	29,291
Foreign currency forward contracts	(73)	—	—	—	(111)	—
Bonds and notes	11,234	—	(902)	—	—	—
Investments at estimated fair value:						
Commingled pension investment funds	1,639	46,677	152	525	23,847	27,901
Investment Properties	—	—	—	(89)	—	—
Interests in limited partnerships	—	—	—	(874)	—	—
Total	$12,239	$146,262	$(2,881)	$(438)	$46,098	$57,192

Fluor Corporation Salaried Employees' Savings Investment Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account
			(In thousands)			
2002						
Investments at fair value as determined by quoted market price:						
Government securities	$12,488	$ —	$2,691	$ —	$ —	$ —
Corporate equity securities	(96)	(150,468)	—	—	(21,490)	(15,746)
Foreign currency forward contracts	(211)	—	—	—	(24)	—
Bonds and notes	(3,489)	—	1,032	—	—	3
Investments at estimated fair value:						
Commingled pension investment funds	3,592	(18,758)	296	(1,721)	(2,600)	(17,300)
Interests in limited partnerships	—	—	—	(6,436)	—	—
Total	$12,284	$(169,226)	$4,019	$(8,157)	$(24,114)	$(33,043)

5. Fluor Common Stock

Investments in Fluor common stock at December 31, 2003 and 2002 are summarized as follows:

	2003		2002	
	Number of shares	Fair value	Number of shares	Fair value
	(In thousands)			
Fluor Common Stock Fund	**1,895**	**$75,137**	3,090	$86,250

6. Massey Energy Common Stock

Investments in Massey Energy common stock at December 31, 2003 and 2002 are summarized as follows:

	2003		2002	
	Number of shares	Fair value	Number of shares	Fair value
	(In thousands)			
Massey Energy Common Stock Fund	—	$—	1,706	$16,552

Fluor Corporation Salaried Employees'
Savings Investment Plan

Notes to Financial Statements (continued)

7. Differences Between December 31, 2003 Financial Statements and Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003:

	December 31, 2003
	(in thousands)
Net assets available for benefits per the financial statements	$1,033,683
Amounts merged from other Fluor qualified plans	895,790
Net assets available for benefits Per the Form 5500	$1,929,473

The 2003 Form 5500 reflects the asset transfer on January 1, 2004 due to the merger of other Fluor qualified plans into the Plan. *(See note 8)*

8. Subsequent Event

Effective January 1, 2004, the AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan and the Fluor Corporation Employees' Performance Plan merged into the Plan.

Supplemental Schedule

Schedule I

Fluor Corporation Salaried Employees' Savings Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset	Cost	Current value
Common Stock			
Fluor Corporation Common Stock *	1,895,495 shares	$**	$75,137,439
Index Funds			
The Northern Trust Company Lehman Aggregate Index Fund *	732,381 shares	**	8,640,017
The Northern Trust Company S&P 500 Index Fund *	3,403,893 shares	**	32,473,080
Interest Bearing Cash Fund			
The Northern Trust Company Short Term Investment Fund *	6,986,833 shares	**	6,986,833
Loans			
Loans to Participants *	Interest rates ranging from 4.00% to 9.50%	**	25,913,000
Mutual Fund Window			
American Century Int'l Growth Fund	56,470 shares	**	448,375
American EuroPacific Growth Fund	25,249 shares	**	762,765
Aim Invesco Dynamics Fund	31,467 shares	**	463,819
American Investment Co. of America	118,363 shares	**	3,413,589
American New Perspective Fund	55,660 shares	**	1,363,115
Federated Total Return Bond Fund	34,280 shares	**	371,599

Fluor Corporation Salaried Employees' Savings Investment Plan

Schedule of Assets (Held at End of Year) (continued)

Identity of issue	Description of asset	Cost	Current Value
Fidelity Diversified Fund	123,116 shares	$**	$ 2,969,558
Fidelity Low Priced Stock Fund	320,837 shares	**	11,222,864
Fidelity Dividend Growth Fund	170,104 shares	**	4,643,844
Hewitt Money Market Fund *	54,674 shares	**	5,505,661
Janus Mercury Fund	39,976 shares	**	779,536
Morgan Stanley Institutional Fund Trust U. S. Mid-Cap Core Portfolio	64,519 shares	**	1,325,215
Morgan Stanley Institutional Fund Trust Core Plus Fixed Income Portfolio	21,032 shares	**	243,128
Morgan Stanley Institutional Fund Trust Limited Duration Portfolio	62,377 shares	**	660,574
Morgan Stanley Institutional Fund Trust Investment Grade Fixed Income Portfolio	23,784 shares	**	271,137
Neuberger Berman Genesis Cl Trust	110,156 shares	**	4,079,066
PIMCO CCM Mid-Cap Fund	18,783 shares	**	383,553
PIMCO CCM Capital Appreciation Fund	69,603 shares	**	1,125,474
PIMCO Long Term U.S. Gov't Fund	106,784 shares	**	1,155,402
PIMCO Low Duration II Fund	170,558 shares	**	1,676,585

Fluor Corporation Salaried Employees' Savings Investment Plan

Schedule of Assets (Held at End of Year) (continued)

Identity of issue	Description of asset	Cost	Current Value
PIMCO Total Return Fund	268,443 shares	$**	$2,875,021
PIMCO Total Return II Fund	119,912 shares	**	1,237,495
T. Rowe Price Emerging Markets Stock Fund	155, 593 shares	**	2,407,026
T. Rowe Price Mid-Cap Growth Fund	78,130 shares	**	3,351,788
T. Rowe Price Mid-Cap Value Fund	142,606 shares	**	2,900,611
T. Rowe Price Small-Cap Stock Fund	59,307 shares	**	1,659,408
T. Rowe Price Blue Chip Growth Fund	39,366 shares	**	1,119,956
Turner Mid-Cap Growth Fund	112,553 shares	**	2,476,168
Vanguard Growth Equity Fund	173,537 shares	**	1,593,066
Vanguard Explorer Fund	36,273 shares	**	2,380,243
Vanguard Windsor II Fund	97,261 shares	**	2,576,447

* Party-in-interest investment that is not a "prohibited investment" under the Employee Retirement Income Security Act of 1974.

** Cost information is not required for participant-directed investments.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-63870) pertaining to the Salaried Employees' Savings Investment Plan of Fluor Corporation of our report dated June 21, 2004, with respect to the financial statements and schedule of the Fluor Corporation Salaried Employees' Savings Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Ernst & Young LLP

Irvine, California
June 21, 2004

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm